Ecopetrol's Change of Auditors

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company”) informs that it is furnishing this current report on Form 6-K to report that Ernst & Young Audit S.A.S. (the “Former Auditors”) concluded its nine-year engagement as the Company’s auditor and that the Company, pursuant to its rotation policy, has appointed Deloitte & Touche S.A.S. (the “Successor Auditors”) as successor auditor of the Company for the fiscal years ending December 31, 2025, December 31, 2026, December 31, 2027, and December 31, 2028.

1.	the termination of the Former Auditors and the appointment of the Successor Auditors have been considered and approved by the Company’s audit committee and board of directors, and subsequently by the Company’s shareholders in the general meeting held on March 28, 2025;
2.	the Former Auditors’ reports on the Company’s consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles;
3.	during the Company’s fiscal years ended December 31, 2024 and 2023 and through the subsequent interim period on or prior to the termination of the Former Auditors, there were no disagreements between the Company and the Former Auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the Former Auditors, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and
4.	during the Company’s fiscal years ended December 31, 2024 and 2023 and through the audit engagement period ended April 23, 2025, no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred.

Investors may receive a hard copy of Ecopetrol’s financial statements audited by the Former Auditors free of charge by making a request to investors@ecopetrol.com.co.

The Company provided the Former Auditors with a copy of this Form 6-K and requested that the Former Auditors provide the Company with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the Former Auditors’ letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Company’s most recent two fiscal years and throughout the audit engagement period ended April 24, 2025, neither the Company nor anyone on its behalf has consulted with the Successor Auditors on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 by reference into its Form 20-F, and the Company hereby incorporates this Form 6-K and the accompanying exhibit by reference into its registration statement on Form F-3, as filed with the SEC on April 19, 2024 (File No. 333-278823) to the extent necessary to satisfy such reporting obligations.

Bogota D.C., June 19, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co

Shape the future
with confidence

June 19, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Form 6-K dated June 19, 2025, of Ecopetrol S.A. and are in agreement with the statements contained in the second and third paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Ernst & Young Audit S.A.S.

/s/ Ernst & Young Audit S.A.S.
A member practice of
Ernst & Young Global Limited

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